United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of the Registrant as specified in the charter)

Calle Mario Pani No. 100,

Colonia Santa Fe Cuajimalpa,

Alcaldía Cuajimalpa de Morelos,

05348, Ciudad de México,

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the six months ended June 30, 2022.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2021 (File No. 001-12260), filed with the U.S. Securities and Exchange Commission on April 8, 2022.

-i-

FORWARD-LOOKING INFORMATION

Some of the information contained or incorporated by reference in this report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to:

•	effects on our company from changes in our relationship with The Coca-Cola Company;

•

health epidemics, pandemics and similar outbreaks, including future outbreak of diseases, or the spread of existing diseases (including COVID-19), and their effect on customer behavior and on economic, political, social and other conditions in the countries where we operate and globally;

•	fluctuation in the prices of raw materials;

•	competition;

•	significant developments in the countries where we operate;

•	fluctuation in currency exchange and interest rates;

•

our ability to implement our business expansion strategy, including our ability to successfully integrate mergers and acquisitions we have completed in recent years and our ability to implement our business strategy;

•

economic, political or geopolitical conditions or changes in our regulatory or legal environment, including the impact of existing laws and regulations, changes thereto or the imposition of new taxes, environmental, health, energy, foreign investment and/or antitrust laws or regulations impacting our business, activities and investments; and

•	adverse weather or natural disasters.

Forward-looking statements involve inherent risks and uncertainties. We caution you not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors are discussed under “Risk Factors” in our most recent annual report on Form 20-F and include economic and political conditions and government policies in the countries in which we operate, inflation rates, exchange rates, regulatory developments, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

PRESENTATION OF INFORMATION

Certain Defined Terms

The terms “Coca-Cola FEMSA,” “our company,” “we,” “us” and “our,” are used in this report to refer to Coca-Cola FEMSA, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis.

Currency

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience. This report contains translations of various Mexican peso amounts into U.S. dollars at specified rates solely for your convenience. You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate indicated. Unless otherwise indicated, we have translated U.S. dollar amounts from Mexican pesos at the exchange rate of Ps. 20.1180 to U.S. $1.00, which was the noon buying rate for Mexican pesos per U.S. dollar as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates for June 30, 2022.

Rounding

Certain figures included in this report have been rounded for ease of presentation. Percentage figures included in this report have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

OPERATING AND FINANCIAL REVIEW – SIX MONTHS ENDED JUNE 30, 2022

The following is a summary and discussion of our unaudited interim condensed consolidated financial information as of June 30, 2022 and for the six month periods ended June 30, 2022 and 2021. The following tables and discussion should be read in conjunction with our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2021.

In the opinion of our management, the unaudited interim condensed consolidated financial information discussed below is prepared in compliance with International Accounting Standards 34, Interim Financial Statements (“IAS 34”) and includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2021.

Interim Condensed Consolidated Financial Data

	For the six months ended June 30,
	2022(1)		2022		2021

	(in millions, except percentages)
Income Statement Data:
Total revenues	US$	5,400	Ps.	108,635	Ps.	92,500
Cost of goods sold		3,017		60,702		50,009

Gross profit		2,383		47,933		42,491
Administrative expenses		265		5,330		4,092
Selling expenses		1,388		27,919		24,900
Other income		24		483		779
Other expenses		50		1,014		1,064
Interest expense		166		3,339		2,936
Interest income		47		948		356
Foreign exchange loss, net		(4)		(85)		(156)
Gain on monetary position for subsidiaries in hyperinflationary economies		15		292		291
Market value loss on financial instruments		(29)		(581)		(9)

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		567		11,389		10,761
Income taxes		188		3,787		3,927
Share of the profit (loss) of equity accounted investees, net of taxes		7		138		(59)

Consolidated net income		386		7,740		6,775
Attributable to:
Equity holders of the parent		375		7,532		6,472
Non-controlling interest		11		208		303

Consolidated net income		386		7,740		6,775
Ratio to Revenues (%)
Gross profit margin		44.1%		44.1%		45.9%
Net income margin		7.1%		7.1%		7.3%

	As of
	June 30, 2022(1)		June 30, 2022		December 31, 2021

	(in millions)
Balance Sheet Data:
Cash and cash equivalents	US$	2,265	Ps.	45,572	Ps.	47,248
Accounts receivable, net, inventories, recoverable taxes, other current financial assets and other current assets		1,717		34,567		33,116

Total current assets		3,982		80,139		80,364
Investments in other entities		396		7,965		7,494
Rights of use assets		73		1,464		1,472
Property, plant and equipment, net		3,233		65,046		62,183
Intangible assets, net		5,196		104,530		102,174
Deferred tax assets, other non-current financial assets and other non-current assets		852		17,136		17,880

Total non-current assets		9,750		196,141		191,203

Total assets		13,732		276,280		271,567

Bank loans and notes payable		8		160		645
Current portion of non-current debt		421		8,466		1,808
Current portion of lease liabilities		27		536		614
Interest payable		38		774		811
Suppliers, accounts payable, taxes payable and other current financial liabilities		2,625		52,817		42,343

Total current liabilities		3,119		62,753		46,221
Bank loans and notes payable		3,609		72,603		83,329
Long-term lease liabilities		48		972		891
Post-employment and other non-current employee benefits, deferred tax liabilities, other non-current financial liabilities, provisions and other non-current liabilities		801		16,118		13,554

Total non-current liabilities		4,458		89,693		97,774

Total liabilities		7,577		152,446		143,995

Total equity		6,155		123,834		127,572
Equity attributable to equity holders of the parent		5,838		117,461		121,550
Non-controlling interest in consolidated subsidiaries		317		6,373		6,022

Total liabilities and equity		13,732		276,280		271,567

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 20.1180 to US$1.00 solely for the convenience of the reader.

Consolidated Results of Operations for the Six Months Ended June 30, 2022 and 2021

The comparability of our financial and operating performance in 2022 as compared to 2021 was affected by the following factors: (i) acquisitions; and (ii) translation effects resulting from exchange rate volatility during the six months ended June 30, 2022. To translate the 2022 six-month results of Argentina, we used the end-of-period exchange rate of 125.23 Argentine pesos per U.S. dollar. The depreciation of the Argentine peso relative to the U.S. dollar on June 30, 2022, as compared to the end-of-period exchange rate on June 30, 2021, was 30.8%.

In addition, the average depreciation of currencies used in our main operations relative to the U.S. dollar in the six months ended June 30, 2022, as compared to the same period in 2021, was 0.5% for the Mexican peso and 8.0% for the Colombian peso, and an appreciation of 5.7% for the Brazilian real and 3.6% for the Uruguayan peso.

Total Revenues. Our consolidated total revenues increased by 17.4% to Ps. 108,635 million in the six months ended June 30, 2022 as compared to the same period in 2021, mainly as a result of volume growth, price increases aligned with or above inflation, coupled with, favorable currency translation effects, driven mainly by the appreciation of the Brazilian Real, and favorable price-mix effects. These factors were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil. On a comparable basis, total revenues would have increased by 14.1% in the six months ended June 30, 2022, as compared to the same period in 2021.

Total sales volume increased by 11.0% in the six months ended June 30, 2022 as compared to the same period in 2021. On a comparable basis, total sales volume would have increased by 10.0% in the six months ended June 30, 2022 as compared to the same period in 2021.

•

In the six months ended June 30, 2022, sales volume of our sparkling beverage portfolio increased by 8.2%, sales volume of our cola’s portfolio increased by 8.6%, while sales volume of our flavored sparkling beverage portfolio rose by 10.4%, in each case as compared to the same period in 2021. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 8.1% in the six months ended June 30, 2022 as compared to the same period in 2021, driven mainly by growth in all of our territories. Sales volume of our cola’s portfolio would have increased by 8.5% in the six months ended June 30, 2022 as compared to the same period in 2021 and sales volume of our flavored sparkling beverages portfolio would have risen by 10.1% in the six months ended June 30, 2022 as compared to the same period in 2021.

•

In the six months ended June 30, 2022, sales volume of our still beverage portfolio increased by 31.4% as compared to the same period in 2021. On a comparable basis, sales volume of our still beverage portfolio would have increased by 29.7% in the six months ended June 30, 2022 as compared to the same period in 2021, driven by growth in Brazil, Colombia, Central America and Uruguay.

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Sales volume of our bottled water category, excluding bulk water, increased by 38.8% in the six months ended June 30, 2022, as compared to the same period in 2021. On a comparable basis, sales volume of our water portfolio would have increased by 36.6% in the six months ended June 30, 2022, as compared to the same period in 2021, driven mainly by growth in Brazil, Colombia and Argentina.

•

Sales volume of our bulk water category rose by 4.7% in the six months ended June 30, 2022, as compared to the same period in 2021. On a comparable basis, sales volume of our bulk water portfolio would have increased by 3.5% in the six months ended June 30, 2022, as compared to the same period in 2021, mainly as a result of volume growth in Brazil and Central America, which was partially offset by a volume decrease in Argentina and Colombia.

Consolidated average price per unit case increased by 17.0% to Ps. 57.7 in the six months ended June 30, 2022, as compared to Ps. 49.3 in the same period in 2021, mainly as a result of pricing initiatives and favorable currency translation effects mainly as a result of the appreciation of the Brazilian Real. On a comparable basis, average price per unit case would have increased by 10.0% in in the six months ended June 30, 2022 as compared to the same period in 2021, driven mainly as a result of pricing and revenue management initiatives.

Gross Profit. Our gross profit increased by 12.8% to Ps. 47,933 million in the six months ended June 30, 2022; with a gross margin decline of 180 basis points to reach 44.1% in the six months ended June 30, 2022 as compared to the same period in 2021. On a comparable basis, our gross profit would have increased by 9.9% in the six months ended June 30, 2022, as compared to the same period in 2021. This gross margin decrease was driven mainly by (i) a tough comparison base due to the recognition of an extraordinary benefit of Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil; and (ii) higher raw material costs, mainly in PET and sweeteners. These effects were partially offset by our top-line growth and favorable hedging initiatives.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to our production facilities, wages and other labor costs associated with labor force employed at our production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging materials, mainly PET resin and aluminum, and high-fructose corn syrup, used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and Selling Expenses. Our administrative and selling expenses increased by 14.7% to Ps. 33,249 million in the six months ended June 30, 2022 as compared to the same period in 2021. Our administrative and selling expenses as a percentage of total revenues decreased by 70 basis points to 30.6% in the six months ended June 30, 2022 as compared to the same period in 2021, mainly as a result of expense efficiencies, which were partially offset by higher labor, freight, and fuel expenses.

Other Expenses Net. We recorded other expenses net of Ps. 531 million in the six months ended June 30, 2022 as compared to Ps. 285 million in the same period in 2021, mainly as a result of the decrease in profit from the sale of fixed assets.

Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, market value gains or losses on financial instruments, and net gains or losses on the monetary position of hyperinflationary countries where we operate. Net financial foreign exchange gains or losses represent the impact of changes in foreign exchange rates on financial assets or liabilities denominated in currencies other than local currencies, and certain gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing result in the six months ended June 30, 2022 recorded an expense of Ps. 2,765 million as compared to an expense of Ps. 2,454 million in the same period in 2021. This 12.7% increase was mainly driven by a loss from derivative financial instruments of Ps. 581 million, as compared to a loss of Ps. 9 million recorded during the same period of 2021, driven mainly by a market value loss of Ps. 935 million recognized during the first quarter of 2022, partially offset by a market value gain of Ps. 355 million recognized during the second quarter of 2022. In accordance with IFRS 9, as of the second quarter of 2022, we recognized hedging gains or losses on debt instruments that are being hedged using interest rate derivatives. As a result, we recorded a one-off gain in “Market value gain (loss) on financial instruments” of Ps. 653 million.

These effects were partially offset by a decrease in interest expense, net, of 7.3% as compared to the same period of 2021, as we recognized an increase in our interest income related to an increase in interest rates in Mexico and Brazil.

In addition, we recognized a decrease in foreign exchange loss of 45.5% as compared to the same period of 2021, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Brazilian Real during the first six months of 2022 as compared to the same period of 2021.

Income Taxes. In the six months ended June 30, 2022, our effective income tax rate was 33.2% as compared to 36.5% in the same period in 2021. This decrease was driven mainly by adjustments to deferred taxes for previous years that only occurred until the 3Q of 2021

Share of Equity Accounted Investees, Net of Taxes. In the six months ended June 30, 2022, we recorded a gain of Ps. 138 million in the share of equity accounted investees, net of taxes as compared to a loss of Ps. 59 million in the same period in 2021, mainly due to improvements in the results of our investments in Mexico and Brazil.

Net Income (Equity holders of the parent). We reported a net controlling interest income of Ps. 7,532 million in the six months ended June 30, 2022, as compared to a net controlling interest income of Ps. 6,472 million in the same period in 2021. This increase was driven mainly by operating income growth.

Results by Consolidated Reporting Segment

Mexico and Central America

Total Revenues. Total revenues in our Mexico and Central America consolidated reporting segment increased by 12.7% to Ps. 63,410 million in the six months ended June 30, 2022 as compared to the same period in 2021, mainly as a result volume growth in all of our territories, our pricing initiatives across the division, and favorable price-mix effects.

Total sales volume in our Mexico and Central America consolidated reporting segment increased by 6.7% to 1,084.7 million unit cases in the six months ended June 30, 2022 as compared to the same period in 2021, mainly as a result of flat volumes in Mexico.

•

Sales volume of our sparkling beverage portfolio increased by 4.8% in the six months ended June 2022 as compared to the same period in 2021, driven by a 3.9% increase in our cola’s portfolio, and a 9.0% increase in our flavored sparkling beverage portfolio, in each case compared to the six months ended June 30, 2021.

•	Sales volume of our still beverage portfolio increased by 15.5% in the six months ended June 30, 2022 as compared to the same period in 2021, driven by an increase in Mexico and Central America.

•

Sales volume of bottled water, excluding bulk water, increased by 26.6% in the six months ended June 30, 2022 as compared to the same period in 2021, driven by an increase in Mexico and Central America

•	Sales volume of our bulk water portfolio rose 5.5% in the six months ended June 30, 2022 as compared to the same period in 2021.

Sales volume in Mexico increased by 5.6% to 938.2 million unit cases in the six months ended June 30, 2022, as compared to 888.4 million unit cases in the same period in 2021.

•

Sales volume of our sparkling beverage portfolio increased by 3.7% in the six months ended June 2022 as compared to the same period in 2021, driven by a 2.9% increase in our cola’s portfolio, and by a 7.6% increase in sales volume of our flavored sparkling beverage portfolio, in each case as compared to the six months ended June 30, 2021.

•	Sales volume of our still beverage portfolio increased by 12.0% in the six months ended June 30, 2022 as compared to the same period in 2021.

•	Sales volume of bottled water, excluding bulk water, increased by 27.3% in the six months ended June 30, 2022 as compared to the same period in 2021.

•	Sales volume of our bulk water portfolio increased by 5.4% in the six months ended June 30, 2022 as compared to the same period in 2021.

Sales volume in Central America increased by 13.8% to 146.5 million unit cases in the six months ended June 30, 2022, as compared to 128.7 million unit cases in the same period in 2021, mainly as a result of the acquisitions of ABASA and Los Volcanes in Guatemala.

•

Sales volume of our sparkling beverage portfolio increased by 11.3% in the six months ended June 30, 2022 as compared to the same period in 2021, driven by a 10.1% increase in sales volume of our cola’s portfolio and a 16.8% increase in sales volume of our flavored sparkling beverage portfolio, in each case as compared to the six months ended June 30, 2021.

•	Sales volume of our still beverage portfolio increased by 35.5% in the six months ended June 30, 2022 as compared to the same period in 2021.

•	Sales volume of bottled water, excluding bulk water, increased by 21.0% in the six months ended June 30, 2022 as compared to the same period in 2021.

•	Sales volume of our bulk water portfolio rose 73.5% in the six months ended June 30, 2022 as compared to the same period in 2021.

Gross Profit. Our gross profit in this consolidated reporting segment increased by 8.0% to Ps. 30,502 million in the six months ended June 30, 2022 as compared to the same period in 2021; however, gross profit margin decreased by 210 basis points to 48.1% in the six months ended June 30, 2022 as compared to the same period in 2021. This margin contraction was driven mainly by an increase in raw material costs such as PET and sweeteners, which was partially offset by our raw material hedging strategies and an increase in our top-line.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment decreased by 200 basis points to 31.0% in the six months ended June 30, 2022 as compared to the same period in 2021. Administrative and selling expenses, in absolute terms, increased 5.9% in the six months ended June 30, 2022 as compared to the same period in 2021, driven mainly by an increase in fuel, freight, and maintenance expenses, partially offset by operating expense efficiencies.

South America

Total Revenues. Total revenues in our South America consolidated reporting segment increased by 24.7%% to Ps. 45,225 million in the six months ended June 30, 2022 as compared to the same period in 2021, mainly as a result of volume growth, our pricing initiatives, favorable price-mix effects, and favorable currency translation effects. This increase was partially offset by a reduction in beer revenues as a result of the transition of our beer portfolio in Brazil. Total revenues for beer amounted to Ps. 2,532.3 million in the six months ended June 30, 2022. On a comparable basis, total revenues would have increased by 15.7% in the six months ended June 30, 2022 as compared to the same period in 2021, driven by volume growth in all of our territories and average price per unit case increases in local currencies across our territories.

Total sales volume in our South America consolidated reporting segment increased by 18.0% to 749.3 million unit cases in the six months ended June 30, 2022 as compared to the same period in 2021, mainly as a result of double-digit volume increases in Brazil, Colombia and Argentina, coupled with a solid volume performance in Uruguay. On a comparable basis, total sales volume would have increased by 15.4% in the six months ended June 30, 2022 as compared to the same period in 2021, mainly driven by volume growth in Brazil.

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Sales volume of our sparkling beverage portfolio increased by 12.9% in the six months ended June 30, 2022 as compared to the same period in 2021. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 12.6% in the six months ended June 30, 2022 as compared to the same period in 2021, mainly due to volume growth of our portfolio in Brazil, Colombia and Argentina.

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Sales volume of our still beverage portfolio increased by 58.2% in the six months ended June 30, 2022 as compared to the same period in 2021. On a comparable basis, sales volume of our still beverage portfolio would have increased by 53.6% in the six months ended June 30, 2022 as compared to the same period in 2021, driven by volume growth of our portfolio in Brazil, Colombia and Uruguay.

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Sales volume of our bottled water category, excluding bulk water, increased by 53.9% in the six months ended June 30, 2022 as compared to the same period in 2021. On a comparable basis, sales volume of our bottled water category, excluding bulk water, would have increased by 48.8% in the six months ended June 30, 2022 as compared to the same period in 2021, mainly driven by volume growth in all our territories in the division.

•

Sales volume of our bulk water portfolio decreased by 2.7% in the six months ended June 30, 2022 as compared to the same period in 2021. On a comparable basis, sales volume of our bulk water portfolio would have decreased 15.9% in the six months ended June 30, 2022 as compared to the same period in 2021, as growth in Brazil was offset by a decline in Colombia and Argentina.

Sales volume in Brazil increased by 17.9% to 481.5 million unit cases in the six months ended June 30, 2022, as compared to 408.3 million unit cases during the same period in 2021.

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Sales volume of our sparkling beverage portfolio increased by 11.8% in the six months ended June 30, 2022 as compared to the same period in 2021, as a result of a 16.8% increase in our cola’s portfolio, coupled with an 8.7% increase in sales volume of our flavored sparkling beverage portfolio, in each case as compared to the same period in 2021. On a comparable basis, sales volume of our sparkling beverage portfolio would have increased by 11.3% in the six months ended June 30, 2022 as compared to the same period in 2021. Sales volume of our cola’s portfolio would have increased by 16.4% in the six months ended June 30, 2022 as compared to the same period in 2021, while sales volume of our flavored sparkling beverage portfolio would have risen by 7.7% in the six months ended June 30, 2022 as compared to the same period in 2021.

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Sales volume of our still beverage portfolio increased by 63.9% in the six months ended June 30, 2022 as compared to the same period in 2021. On a comparable basis, sales volume of our still beverage portfolio would have increased by 53.7% in the six months ended June 30, 2022, as compared to the same period in 2021.

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Sales volume of our bottled water, excluding bulk water, increased by 59.5% in the six months ended June 30, 2022 as compared to the same period in 2021. On a comparable basis, sales volume of our bottled water portfolio would have increased by 49.9% in the six months ended June 30, 2022 as compared to the same period in 2021.

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Sales volume of our bulk water portfolio increased by 57.3% in the six months ended June 30, 2022 as compared to the same period in 2021. On a comparable basis, sales volume of our bulk water portfolio would have increased by 7.1% in the six months ended June 30, 2022 as compared to the same period in 2021.

Sales volume in Colombia increased by 21.9% to 163.8 million unit cases in the six months ended June 30, 2022, as compared to 134.5 million unit cases in the same period in 2021.

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Sales volume of our sparkling beverage portfolio increased by 17.5% in the six months ended June 30, 2022 as compared to the same period in 2021, mainly driven by a 15.0% increase in our cola’s portfolio, coupled with a 31.8% increase of sales volume of our flavored sparkling beverages portfolio in each case as compared to the same period in 2021.

•	Sales volume of our still beverage portfolio increased by 71.9%, in the six months ended June 30, 2022 as compared to the same period in 2021.

•	Sales volume of bottled water, excluding bulk water, increased by 54.6% in the six months ended June 30, 2022 as compared to the same period in 2021.

•	Sales volume of our bulk water portfolio decreased by 20.1% in the six months ended June 30, 2022 as compared to the same period in 2021.

Sales volume in Argentina increased by 13.5% to 82.4 million unit cases in the six months ended June 30, 2022, as compared to 72.7 million unit cases in 2021.

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Sales volume of our sparkling beverage portfolio increased by 13.3% in the six months ended June 30, 2022 as compared to the same period in 2021, driven by an increase in sales volume of our cola’s portfolio and our flavored sparkling beverage portfolio.

•	Sales volume of our still beverage portfolio increased by 12.0% in the six months ended June 30, 2022 as compared to the same period in 2021.

•	Sales volume of bottled water, excluding bulk water, increased by 44.4% in the six months ended June 30, 2022 as compared to the same period in 2021.

•	Sales volume of our bulk water portfolio decreased by 34.2% in the six months ended June 30, 2022 as compared to the same period in 2021.

Sales volume in Uruguay amounted to 21.5 million unit cases in the six months ended June 30, 2022, as compared to 19.6 million unit cases in the same period in 2021.

•

Sales volume of our sparkling beverage portfolio increased by 6.3% in the six months ended June 30, 2022 as compared to the same period in 2021, driven by an increase in sales volume of our cola’s portfolio and our flavored sparkling beverage portfolio.

•	Sales volume of our still beverage portfolio increased by 116.6% in the six months ended June 30, 2022 as compared to the same period in 2021.

•	Sales volume of bottled water, excluding bulk water, increased by 23.1% in the six months ended June 30, 2022 as compared to the same period in 2021.

Gross Profit. Gross profit in this consolidated reporting segment amounted to Ps. 17,431 million, an increase of 22.4% in the six months ended June 30, 2022 as compared to the same period in 2021, with a 80 basis point gross margin contraction to 38.5% in the six months ended June 30, 2022 as compared to the same period in 2021. This growth in gross profit was driven mainly by solid top-line growth, favorable price-mix effects and raw material hedging strategies. These effects were partially offset by a tough comparison base that included the recognition of an extraordinary benefit of Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil, coupled with increases in raw material costs such as PET and sweeteners.

Administrative and Selling Expenses. Administrative and selling expenses as a percentage of total revenues in this consolidated reporting segment increased by 130 basis points to 30% in the six months ended June 30, 2022 as compared to the same period in 2021. Administrative and selling expenses, in absolute terms, increased by 30.3% in the six months ended June 30, 2022 as compared to the same period in 2021, driven mainly by an increase in operating expenses such as freight and labor.

Liquidity and Capital Resources

Liquidity. The principal source of our liquidity is cash generated from operations. A significant majority of our sales are on a cash basis with the remainder on a short-term credit basis. We have traditionally been able to rely on cash generated from operations to fund our working capital requirements and our capital expenditures. Our working capital benefits from the fact that most of our sales are made on a cash basis, while we generally pay our suppliers on credit. We have used a combination of borrowings from Mexican and international banks and bond issuances in the Mexican and international capital markets.

Our total indebtedness was Ps. 81,229 million as of June 30, 2022, as compared to Ps. 85,782 million as of December 31, 2021. Short-term debt and long-term debt were Ps. 8,626 million and Ps. 72,603 million, respectively, as of June 30, 2022, as compared to Ps. 2,453 million and Ps. 83,329 million, respectively, as of December 31, 2021. Total debt decreased Ps. 4,553 million in 2022, compared to December 31, 2021. As of June 30, 2022, our cash and cash equivalents were Ps. 45,572 million, as compared to Ps. 47,248 million as of December 31, 2021. As of June 30, 2022, our cash and cash equivalents were comprised of 64.9% U.S. dollars, 11.6% Mexican pesos, 14.8% Brazilian reais, 2.0% Argentine pesos, 1.8% Colombian pesos and 4.9% other legal currencies. We believe that these funds, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.

Future currency devaluations or the imposition of exchange controls in any of the countries where we have operations could have an adverse effect on our financial position and liquidity.

As part of our financing policy, we expect to continue to finance our liquidity needs mainly with cash flows from our operating activities. Nonetheless, as a result of regulations in certain countries where we operate, it may not be beneficial or practicable for us to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls may also increase the real price of remitting cash to fund debt requirements in other countries. In the event that cash in these countries is not sufficient to fund future working capital requirements and capital expenditures, we may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In the future we may finance our working capital and capital expenditure needs with short-term or other borrowings.

We continuously evaluate opportunities to pursue acquisitions or engage in strategic transactions. We would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of our company.

Our financing, treasury and derivatives policies provide that planning and finance committee of our board of directors is responsible for determining the company’s overall financial strategy, including the dividends policy, investments of our funds, cash flow and working capital strategies, mergers and acquisitions, debt and equity issuances, repurchases of shares, financial derivative instruments strategies (only for hedging purposes), purchase and lease of assets and indebtedness of the company, among others; which is ultimately approved by our board of directors and implemented by our corporate finance department.

Sources and Uses of Cash. The following table summarizes the sources and uses of cash for the six months ended June 30, 2022 and 2021, from our consolidated statements of changes in cash flows:

	Six months Ended June 30,
	2022		2021

	(in millions)
Net cash flows from operating activities	Ps.	18,825	Ps.	18,078
Net cash flows used in investing activities (1)		(7,955)		(3,458)
Net cash flows (used in) generated by financing activities (2)		(11,362)		(11,029)

(1)	Includes purchases of property, plant and equipment, the payment of the purchase price for our acquisition of CVI Refrigerantes Ltda., or CVI, in 2022 and investments in other assets.
(2)	Includes dividends paid in 2022 and 2021 in the amount of Ps. 5,735 million and Ps. 5,295 million respectively.

Debt Structure

The following chart sets forth the debt breakdown of our company and its subsidiaries by currency and interest rate type as of June 30, 2022:

Currency	Percentage of Total Debt(1)(2)	Average Nominal Rate(3)	Average Adjusted Rate(1)(4)
Mexican pesos	53.0%	7.1%	7.8%
U.S. dollars	27.8%	3.1%	3.1%
Brazilian reais	15.7%	7.2%	10.4%
Colombian pesos	1.7%	6.8%	7.0%
Argentine pesos	0.2%	39.4%	39.4%
Uruguayan pesos	1.6%	6.7%	6.7%

(1)	Includes the effects of our derivative contracts as of June 30, 2022, including cross currency swaps from U.S. dollars to Mexican pesos and U.S. dollars to Brazilian reais.
(2)	Due to rounding, these figures may not add up to 100.0%.
(3)	Annual weighted average interest rate per currency as of June 30, 2022.
(4)

Annual weighted average interest rate per currency as of June 30, 2022 after giving effect to interest rate swaps and cross currency swaps. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.” in our annual report on Form 20-F for the year ended December 31, 2021.

Contingencies

We are subject to various claims and contingencies related to tax, labor and other legal proceedings. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions.

We may have losses related to such tax, labor and other legal proceedings. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. See note 24 to our consolidated financial statements as of December 31, 2021. We use outside legal counsel for certain complex legal proceedings. The following table presents the nature and amount of the loss contingencies recorded as of June 30, 2022:

	As of June 30, 2022
	(in millions)
Tax	Ps.	2,146
Labor		1,557
Legal		681

Total	Ps.	4,384

As is customary in Brazil, we have been required by the relevant authorities to collateralize tax contingencies currently in litigation amounting to Ps. 8,940 million and Ps 10,721 million as of June 30, 2022 and December 31, 2021, respectively, by pledging fixed assets, or providing bank guarantees.

In connection with our acquisitions, sellers normally agree to indemnify us against certain contingencies that may arise as a result of the management of the businesses prior to the acquisition, subject to survival provisions and other limitations.

Capital Expenditures

The following table sets forth our capital expenditures, including investment in property, plant and equipment, deferred charges and other investments for the periods indicated on a consolidated basis and by consolidated reporting segment:

	Six months Ended June 30,
	2022		2021

	(in millions )
Mexico and Central America(1)	Ps.	4,416	Ps.	3,153
South America(2)		2,741		1,148
Capital expenditures, net		7,157		4,301

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil, Argentina and Uruguay. Includes capital expenditures of CVI since February 2022.

During the six month-period ended June 30,2022 and during the full-year 2021, we focused our capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology.

We budgeted capital expenditures in an amount ranging between 7.0% and 8.0% of total revenues for 2022, which amount will for our capital expenditures in 2022. primarily focus on strengthening our infrastructure, especially our returnable bottles and cases, investments in information technology and investments in assets that increase our presence in the market.

As is customary, this amount will depend on market and other conditions. We estimate that of our projected capital expenditures for 2022, approximately 38.6% will be for our Mexican territories and the remaining will be for our non-Mexican territories. We believe that internally generated funds will be sufficient to meet our budgeted capital expenditure for 2022.

Historically, The Coca-Cola Company has contributed resources in addition to our own capital expenditures. We generally use these contributions for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers. Such contributions may result in a reduction in our selling expenses line. Contributions by The Coca-Cola Company are made on a discretionary basis. Although we believe that The Coca-Cola Company will make additional contributions in the future to assist our capital expenditure program based on past practice and the benefits to The Coca-Cola Company as owner of the Coca-Cola brands from investments that support the strength of the brands in our territories, we can give no assurance that any such contributions will be made.

Hedging Activities

We have entered and continue to enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” in our annual report on Form 20-F for the year ended December 31, 2021.

The following table provides a summary of the fair value of derivative instruments as of June 30, 2022. The fair market value is estimated using market prices that would apply to terminate the contracts at the end of the period and are confirmed by external sources, which generally are also our counterparties to the relevant contracts.

	Fair Value as of June 30, 2022
	Maturity less than 1 year	Maturity 1 – 3 years	Maturity 4 – 5 years	Maturity in excess of 5 years	Total fair value

	(in millions)
Cross Currency Swaps
U.S. dollars to Mexican pesos	—	122	141	295	558
U.S. dollars to Brazilian reais	—	2,541	(794)	—	1,747
U.S. dollars to Colombian pesos	11	—	249	—	260
Interest Rate Swaps
U.S. fixed rate to U.S. floating rate	—	—	—	(1,180)	(1,180)
Forwards
U.S. dollars to Mexican pesos	(147)	—	—	—	(147)
U.S. dollars to Brazilian reais	(84)	—	—	—	(84)
U.S. dollars to Colombian pesos	50	—	—	—	50
U.S. dollars to Argentine pesos	1	—	—	—	1
U.S. dollars to Uruguayan pesos	(25)	—	—	—	(25)
U.S. dollars to Costa Rican colones	9	—	—	—	9
Commodity Hedge Contracts
Sugar	397	—	—	—	397
Aluminum	—	(2)	—	—	(2)
PET resin	81	—	—	—	81

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2022

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Constantino Spas Montesinos
Constantino Spas Montesinos
Chief Financial Officer